FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010
Commission File Number:  001-32458

DIANA SHIPPING INC.

(Translation of registrant's name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the Notice of Annual Meeting and Proxy Statement of Diana Shipping Inc. ("the Company").

Attached to this report on Form 6-K as Exhibit 99.2 is the Proxy Card of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: June 22, 2010	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

June 22, 2010

TO THE SHAREHOLDERS OF DIANA SHIPPING INC.

Enclosed is a Notice of the Annual Meeting of Shareholders of Diana Shipping Inc. (the "Company") which will be held at the Ciragan Palace Kempinski, Ciragan Caddesi 32, Besiktas, 34349 Istanbul, Turkey on August 4, 2010 at 12:00 p.m.

At this Annual Meeting (the "Meeting"), holders of shares of the Company's common stock (the "Shareholders") will consider and vote upon proposals:

1	To elect two Class II Directors to serve until the 2013 Annual Meeting of Shareholders ("Proposal One");

2.	To approve the appointment of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two"); and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the vote of a majority of the votes cast at the Meeting.  Adoption of Proposal Two requires the vote of a majority of the votes cast at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT JUNE 22, 2010, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

Simeon P. Palios
Chief Executive Officer

16, Pendelis Str., 175 64 Palaio Faliro, Athens, Greece

Tel: + (30) (210) 947-0100, Fax: + (30) (210) 947-0101
e-mail: ir@dianashippinginc.com – www.dianashippinginc.com

DIANA SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

August 4, 2010

NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the "Shareholders") of Diana Shipping Inc. (the "Company") will be held on August 4, 2010 at 12:00 p.m., at the Ciragan Palace Kempinski, Ciragan Caddesi 32, Besiktas, 34349 Istanbul, Turkey, (the "Meeting") for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1	To elect two Class II Directors to serve until the 2013 Annual Meeting of Shareholders;

2.	To approve the appointment of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2010; and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on June 15, 2010 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis G. Zafirakis
Secretary

June 22, 2010
Athens, Greece

DIANA SHIPPING INC.
16 PENDELIS STR.
175 64 PALAIO FALIRO
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 4, 2010
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Diana Shipping Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of holders of shares of common stock of the Company (the "Shareholders") to be held at the Ciragan Palace Kempinski, Ciragan Caddesi 32, Besiktas, 34349 Istanbul, Turkey on August 4, 2010 at 12:00 p.m., or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about June 22, 2010.

VOTING RIGHTS AND OUTSTANDING SHARES

On June 15, 2010 (the "Record Date"), the Company had outstanding 81,953,549 shares of common stock, par value $0.01 per share (the "Common Shares").  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more Shareholders representing at least 33 1/3 per cent of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "DSX."

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 16, Pendelis Str., 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS

The Company currently has seven directors divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is elected and has qualified.  Accordingly, the Board has nominated William (Bill) Lawes and Konstantinos Psaltis, each a Class II Director, for re-election as directors whose term would expire at the 2013 annual meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
William (Bill) Lawes	66	Class II Director
Konstantinos Psaltis	71	Class II Director

William (Bill) Lawes has served as a Director and the Chairman of our Audit Committee since March 2005. Mr. Lawes served as a Managing Director and a member of the Regional Senior Management Board of JPMorgan Chase (London) from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Since December 2007, he serves as an independent member of the Board of Directors and Chairman of the Audit Committee of Teekay Tankers Ltd. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland.

Konstantinos Psaltis has served as a Director since March 2005. Since 1981, Mr. Psaltis has served as Managing Director of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy. Mr. Psaltis is a member of the Germanischer Lloyds Hellas Committee. He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelor's degree in Business Administration from Tubingen University in Germany.

Audit Committee.  The Company's Board has established an Audit Committee, consisting of two members, which is responsible for reviewing the Company's accounting controls, recommending to the Board the engagement of the Company's outside auditors, and pre-approving audit and audit related services and fees. Each member is an independent director. The members of the Audit Committee are Mr. William Lawes (Chairman and financial expert) and Mr. Apostolos Kontoyannis.  As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the NYSE, other than the Audit Committee requirement.

Required Vote.  Adoption of Proposal One requires the vote of a majority of the votes cast at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2010.

Ernst & Young (Hellas) has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Two requires the vote of a majority of the votes cast at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Ioannis G. Zafirakis
Secretary

June 22, 2010
Athens, Greece

Exhibit 99.2

BNY Mellon Shareowner Services
Attn: Kerri Shenkin
480 Washington Boulevard
29th Floor
Jersey City, NJ 07310

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

1 1 1 OF 2

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Electronic Delivery of Future PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

CONTROL # → 000000000000

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

PAGE 1 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends a vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors Nominees 01 William (Bill) Lawes 02 Konstantinos Psaltis	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

02 0000000000

The Board of Directors recommends a vote FOR the following proposal:

For address change/comments, mark here. ☐
(see reverse for instructions)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

0000070717_1 R2.09.05.010

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report on 20F is/are available at www.proxyvote.com .

DIANA SHIPPING, INC.
Annual Meeting of Shareholders
August 4, 2010 12:00 PM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoints the Chairman of the Meeting as proxy, with the power to appoint his substitute, and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common stock of DIANA SHIPPING, INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholder(s) to be held at 12:00 PM, LST on August 4, 2010, at the Ciragan Palace Kempinski, Ciragan Caddesi 32, Besiktas, 34349 Istanbul, Turkey, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address change/comments:

____

____

____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000070717_2 R2.09.05.010